Willamette Management Associates

8600 West Bryn Mawr, Suite 950-N

Chicago, Illinois 60632-3505

773-399-4300/(Fax) 773-399-4310

December 1, 2006

Mr. Dennis N. Cavender

Executive Vice President & Chief Financial Officer

Essential Group, Inc.

1325 Tri-State Parkway

Suite 300

Gurnee, Illinois 60031

Dear Mr. Cavender:

Pursuant to your request, we have conducted an analysis of the fair market value of Essential Group, Inc. (“Essential” or the “Company”).

We understand that the board of directors of Essential is considering a transaction which would reduce the number of shareholders of common stock so that Essential would no longer be required to incur the expense of public filings. Essential is considering a reverse stock split transaction the result of which would be that certain common stock shareholders would be required to surrender their shares (“Transaction”).

OBJECTIVE AND PURPOSE OF OUR ANALYSIS

The objective of our analysis is to estimate the fair market value of (1) the business enterprise of Essential and (2) its Class A and Class B common equity (the “Subject Interests”) as of October 31, 2006 (the “valuation date”).

We understand that our analysis will be one of many factors considered by Essential’s board of directors for management information purposes related to the Transaction. No other purpose is intended or should be inferred.

STANDARD OF VALUE AND PREMISE OF VALUE

The standard of value we used in this analysis is fair market value. Fair market value is defined as the price at which a property would exchange between a willing buyer and a willing seller, each being knowledgeable of all relevant facts, neither being under compulsion to buy or sell, and with equity to both. We adopted the premise of value in continued use, as a part of a going concern business enterprise.

DATA AND DOCUMENTS RELIED UPON

The principal sources of information that we considered in performing our valuation included, but were not limited to, the following:

•	Public filings including audited financial statements for fiscal years 2000 through 2005;

•	Financial performance reported for the nine months ended September 30, 2005 and September 30, 2006;

•	Company-prepared financial model for fiscal years 2006 through 2010;

•	Detailed description of the rights and privileges of the Company’s various issued securities;

•	Ibbotson Associates, Stocks, Bonds, Bills, and Inflation, Valuation Edition, 2006 Yearbook;

•	Ibbotson Associates, Cost of Capital 2006 Yearbook;

•	Federal Reserve Statistical Release dated October 31, 2006;

•	Guideline merged and acquired company information provided by SEC filings, press releases, SDC, and Mergerstat databases;

•	National economic information from: The Wall Street Journal; Barron’s; Barron’s Online; The Oregonian; Associated Press; AFP; Financial Times; U.S. Bureau of Labor Statistics; U.S. Census Bureau News; ISM; New York Times; Econoday Report; U.S. Bureau of Economic Analysis; CNNMoney.com; Reuters Limited; and Worth;

•	Industry Information from: Cowen and Company Publicly Traded Company Services Database, September 29, 2006; www.acrohealth.org; and various documents filed with the Securities and Exchange Commission (SEC); and

•	Financial information related to guideline publicly traded companies provided by various information services such as Standard & Poor’s Compustat, and Mergent Online and various documents (annual reports, SEC Forms 10-K, 10-Q, etc.) filed with the SEC.

We reviewed the contract research industry and the national economy as of the valuation date. Information regarding our review is maintained in our working files.

In addition, we visited the Essential headquarters in Gurnee, Illinois to interview Dennis N. Cavender, Executive Vice President & Chief Financial Officer of Essential.

SUMMARY DESCRIPTION OF ESSENTIAL

Essential was founded in 1994 by several physicians as an affiliated site management network and provides pharmaceutical, biotechnology, nutritional and device companies a single source for managing the conduct of phase I-IV clinical research in North America. In March 2004, Essential expanded the services of the Company to include Essential Contract Research Organization (CRO) services.

In 2006, the Company discontinued offering its traditional central site management services and is focused in the future on offering CRO and patient recruitment services. The Company’s primary clinical research management services provided are branded as Essential CRO services and Essential Patient Recruitment services. These services represent a single group of similar clinical management services provided to pharmaceutical and biotechnology firms in conducting clinical research. The Company is considered a pharmaceutical services company, providing services across the majority of functions for clinical development. The Company offers complete services to clients in the pharmaceutical, biotech, nutritional, device, and governmental research industries.

For each of the five fiscal years ending December 31, the Company reported negative net income. Stockholders’ Equity as of September 31, 2006 was negative by more that $100 million.

We understand that, in addition to the reverse stock split transaction, the Company is anticipating a conversion of some of its preferred stock into common stock, among other events. Our analysis has been prepared without regard to this transaction or other events. This transaction and other events may be necessary in order for the Company to operate as a going concern.

SUMMARY DESCRIPTION OF THE CAPITAL STRUCTURE

As of the valuation date, the Company carried $475,000 of interest-bearing debt and nine classes of preferred stock, all of which have a preference over the Company’s two classes of common stock.

Value is assigned to the common stock (and to the options and warrants) when the business enterprise value of the Company exceeds the value of the preferred stock.

The preferred stock as of the valuation date has a liquidation value that exceeds $64 million and a liquidation preference value (that includes accrued but unpaid dividends) that exceeds $100 million. All shares of Series A preferred stock are convertible into Class A common stock at any time at the election of the holder at the liquidation preference value.

Series of Preferred	Liquidation Value per Share ($)	Number of Shares	Total Liquidation Value ($)
A-1	26.510	150,884	4,000,000
A-2	50.133	149,602	7,500,000
A-3	8.396	297,768	2,500,000
A-4	11.250	888,889	10,000,000
A-5	7.900	569,861	4,501,902
A-6	12.000	2,726,450	32,717,400
A-7	12.000	209,167	2,510,004
B	0.010	228,436	2,284
E	12.500	30,164	377,050

		5,251,221	64,108,640

The holders of at least 66 2/3% of the voting power of the outstanding Series A-2, A-3, A-4, A-5, and A-6 preferred stock voting together as a single class, subject to certain restrictions, have the right to compel the Company to redeem all of the outstanding Series A preferred stock in an amount equal to the liquidation preference value. We understand that no one shareholder of the Company holds the requisite voting power but that there are two shareholders that, voting together, do have the requisite voting power to exercise the redemption rights.

There were 3,430,043 shares of Class A common stock outstanding and 685,324 shares of Class B common stock outstanding as of the valuation date.

In addition, there were 2,634,643 stock options outstanding and 71,250 warrants outstanding as of the valuation date.

VALUATION APPROACHES

We considered the following generally accepted business valuation approaches and methods in our analysis:

•	Market Approach: Guideline Publicly Traded Company Method,

•	Market Approach: Guideline Merged or Acquired Company Method, and

•	Income Approach: Discounted Cash Flow Method.

We did not apply an asset accumulation method because the fair market value of the Essential tangible and intangible assets are best measured using these methods. During out analysis, we did not encounter any material asset value that has not been captured in our analysis using these methods.

The market approaches and income approach listed above are discussed in later sections of this opinion letter.

For purposes of this analysis, we define Essential’s business enterprise value to be the Company’s total invested capital, or MVIC (i.e., market value of equity plus interest-bearing debt).

Conceptually, MVIC is computed as follows:

Market value of the current portion of interest-bearing debt

+	Market value of long-term interest-bearing debt

+	Market value of preferred stock (price x number of shares outstanding)

+	Market value of common stock (price x number of shares outstanding)

In addition, to mitigate the effect of differences in the financial leverage among the guideline companies (and between the guideline companies and Essential), we adjusted the cash flow and resulting market pricing multiples of the guideline companies to an invested capital basis.

Our selection of guideline company multiples was based on their revenue. This was necessary because the historical earnings of Essential were negative.

As a result, as part of our analysis, we adopted the following assumptions:

1.	Essential will receive a $2.5 million capital infusion before the end of the first quarter of 2007.

2.	Essential’s line of credit will increase due to the $2.5 million capital infusion.

3.	Essential will operate as a going concern business.

4.	Essential will maintain its credit facilities and get relief from financial covenants violations, if any.

5.	Essential will realize the full value of the Company’s net operating losses.

6.	Our concluded values of the Subject Interests do not include an estimate for speculative investor value.

THE MARKET APPROACH

Guideline Publicly Traded Company Method

The guideline publicly traded company method estimates value based on an analysis of prices of common stocks of guideline publicly traded companies that operate in the same industry as the Company.

A summary of this method is provided on Exhibits 9 through 17 of Appendix A.

Based on our analysis, per the guideline publicly traded company method, the fair market value of the Essential MVIC, including a working capital deficit adjustment, as of the valuation date, was $8.9 million (rounded).

Guideline Merged and Acquired Company Method

Within the guideline merged and acquired company method, we utilize transaction pricing data from mergers and/or acquisitions involving companies in the same, or similar, lines of business as the Company.

We selected nine transactions for use in our guideline merged and acquired company method. These transactions are summarized on Exhibits 18 and 19 of Appendix A.

In addition, we analyzed two recent letters of intent that Company received as indications of the Company’s value.

Based on our analysis, per the guideline merged and acquired company method, the fair market value of the Essential MVIC, including a working capital deficit adjustment, as of the valuation date, was $10.5 million (rounded).

THE INCOME APPROACH

Discounted Cash Flow Method

The income approach, using the discounted cash flow (DCF) method, involves a projection of the financial performance of the Company over future periods of time. The projected financial performance includes analyses of projected revenue, expenses, investment considerations, capital structure, residual value, and present value discount rate.

Our DCF analysis for Essential is summarized on Exhibits 20 through 23 of Appendix A.

Based on our analysis, per the discounted cash flow method, the fair market value of the Essential MVIC, as of the valuation date, was $11.3 million (rounded).

VALUATION CONCLUSION

Enterprise Value

Based on our assumptions and analysis, we arrived at three indications of the fair market value of Essential’s business enterprise which ranged from $8.9 million to $11.3 million. In reaching our conclusion, we placed most of the emphasis on the indication of value provided by the income approach, using the DCF method, to conclude that the Essential MVIC, as of the valuation date, was (rounded):

$11,100,000.

We placed most emphasis on the indication of value derived from the DCF method because it describes the economic income available to the owners of the capital of Essential. While the market approach methods provides supporting indications of value that substantiate our DCF analysis conclusions, the market approach methods do not directly consider the specific characteristics of Essential that support the Company’s fair market value.

As described earlier, the preferred stock of Essential has a liquidation preference that far exceeds the business enterprise value of Essential. As a result, no value is assigned to the common stock of Essential.

Class A Common Equity

Based on our analysis, as discussed above, and in our opinion, the fair market value of the Essential Class A common equity on a nonmarketable, noncontrolling ownership interest basis, as of the valuation date, was:

Zero

Class B Common Equity

Based on our analysis, as discussed above, and in our opinion, the fair market value of the Essential Class B common equity on a nonmarketable, noncontrolling ownership interest basis, as of the valuation date, was:

Zero

The summary of our valuation synthesis and conclusion is provided on Exhibit 1 of Appendix A.

Possession and use of this opinion letter is limited to the specific purpose and to the specific audience for which it was prepared. No other use is intended or implied. This opinion letter is based upon all the information available to us as of the date of this opinion letter. We assume the information supplied to us to be accurate without auditing the information for accuracy.

This opinion letter and the analyses contained herein are not and should not be considered to be a (1) fairness opinion or (2) solvency analysis.

We relied on generally accepted valuation approaches to reach our conclusion of value. During this analysis, we were provided with audited and unaudited financial statements and operational data for Essential. We have accepted these statements and data without independent verification or confirmation.

In accordance with the guidelines set out by the American Society of Appraisers, we are independent of Essential. We have no current or prospective financial interest in the assets appraised. Our fee for this analysis was in no way influenced by the results of our valuation analysis.

Very truly yours,

/s/ Robert P. Schweihs
Robert P. Schweihs, ASA, CBA